Paul, Weiss, Rifkind, Wharton & Garrison LLP

1285 Avenue of the Americas

New York, New York 10019-6064

February 13, 2013

Via EDGAR

Mr. Jay Ingram

Division of Corporation Finance

Securities and Exchange Commission

Judiciary Plaza

450 Fifth Street, N.W.

Washington, D.C. 20549

Taylor Morrison Home Corporation Amendment No. 2

Registration Statement on Form S-1 (File No. 333-185269)

Ladies and Gentlemen:

On behalf of Taylor Morrison Home Corporation, a Delaware corporation (the “Company”), we submit in electronic form for filing the accompanying Amendment No. 2 (“Amendment No. 2”) to the Registration Statement on Form S-1 of the Company (the “Registration Statement”), together with Exhibits, marked to indicate changes from Amendment No. 1 to the Registration Statement filed with the Securities and Exchange Commission (the “Commission”) on January 15, 2013.

Amendment No. 2 reflects the responses of the Company to comments received from the Staff of the Commission (the “Staff”) in a letter dated January 30, 2013 (the “Comment Letter”). The discussion below is presented in the order of the numbered comments in the Comment Letter. Certain capitalized terms set forth in this letter are used as defined in Amendment No. 2 or in the Comment Letter. For your convenience, references in the responses to page numbers are to the marked version of Amendment No. 2 and to the prospectus included therein.

The Company has asked us to convey the following as its responses to the Staff:

General

1.	Please see comment nine in our letter dated December 31, 2012. Please include greater disclosure of the debt service obligations on your $834.1 million of outstanding debt to balance your repeated statements about your “strong balance sheet” and your “significant liquidity for growth.” We note that you mention the total amount of this debt only three times in your prospectus, and that the two new references to this debt de-emphasize the magnitude of the debt service obligations.

Response to Comment 1

The Company has revised the Registration Statement in response to the Staff’s comment. Please see, among others, pages 4 and 127 of Amendment No. 2.

2.	Please refer to the draft legal opinion you provided with your responsive amendment. On page three, please explain the meaning of the phrase, “[w]e have also relied upon the factual matters contained in the representations and warranties of the Company made in the Documents.”

Response to Comment 2

We hereby advise the Staff that, in compliance with Staff Legal Bulletin No. 19 Section (II)(B)(3)(a), we will rely, only as to matters of fact, on statements made by the Company in the representations and warranties contained in the documents defined as “Documents” in our legal opinion.

Prospectus Summary, page 1

3.	Please enhance the disclosure relating to “decision makers,” which you refer to on pages five and 121.

Response to Comment 3

The Company has revised the Registration Statement in response to the Staff’s comment. Please see pages 5 and 128 of Amendment No. 2.

4.	Refer to comment 14 in our letter dated December 31, 2012, which asks that you balance the extensive description of your competitive strengths in your Prospectus Summary with equally prominent disclosure of the challenges you face and their potential ramifications. In this amendment, we note that you have stated on pages five and eight that a downturn in the housing market has occurred, and that you have increased the list of bullet points on page 14. Further revise your disclosure to provide enhanced discussion of your challenges since the addition of a generic statement regarding a downturn in the housing market is not responsive to our prior comment.

Response to Comment 4

The Company has revised the Registration Statement in response to the Staff’s comment. The Company has moved the disclosure relating to the risks associated with its business and growth strategy from page 14 to page 10 of Amendment No. 2 to give it additional prominence and balance preceding statements contained in “Our Competitive Strengths” and “Our Growth Strategy.” The Company has also included additional disclosure at the top of page 10 regarding the competitive challenges faced by the Company.

Risk Factors, page 23

5.	Please see comment 19 in our letter dated December 31, 2012. While we note your changes under the subheading “[u]tility and resource shortages or rate fluctuations could have an adverse effect on our operations” on page 38, you do not address which markets you refer to, or the portion of your inventory that may be affected by future utility and resource shortages. In this regard, we note that Florida and the greater Toronto area do not appear to have experienced utility or resource shortages.

Response to Comment 5

The Company has revised the Registration Statement in response to the Staff’s comment. Please see page 39 of Amendment No. 2.

Capitalization, page 54

6.	Please revise your table so that you have included line items for all the different types of debt that sum to your total debt of $834 million. It appears that none of the individual line items (other than total debt) include the $35.9 million of TMHF debt.

Response to Comment 6

The Company has revised the Registration Statement in response to the Staff’s comment. Please see page 56 of Amendment No. 2.

Unaudited Pro Forma Consolidated Financial Information, page 57

7.	We note your responses to comments 16 and 23 in our letter dated December 31, 2012 and await the revisions you described in a later pre-effective amendment.

Response to Comment 7

The Company respectfully acknowledges the Staff’s comment and hereby advises the Staff that it will provide the pro forma information requested by comment 16 of the Staff’s letter dated December 31, 2012 in a later pre-effective amendment to the Registration Statement.

The Company has revised the Registration Statement in response to comment 23 of the Staff’s letter dated December 31, 2012. Please see notes (d) and (f) on page 61 and notes (g) and (i) on pages 64 and 65 of Amendment No. 2.

8.	You indicate that the unaudited pro forma consolidated financial information does not give effect to the acquisition of the assets of Darling or the incurrence of $50 million of additional indebtedness under the revolving credit facility because you are not required to do so under Rule 11-01 of Regulation S-X. Please tell us how you determined that you are not required to give effect to the Darling acquisition or the additional $50 million of indebtedness in your pro forma financial information. If you believe you are not required to provide pro forma financial information for the Darling acquisition because the acquisition is not significant, please provide us with your significance tests for Darling pursuant to Rule 11-1(b)(1) of Regulation S-X.

Response to Comment 8

The Company respectfully acknowledges the Staff’s comment and hereby advises the Staff that it does not believe it is required to provide pro forma financial information for the Darling acquisition because the acquisition is not significant based on the tests set forth in Rule 11-1(b)(1) of Regulation S-X. The Company has supplementally furnished its analysis as Exhibit 1 hereto.

9.	We note your response to comment 22 in our letter dated December 31, 2012. It still remains unclear how you arrived at certain adjustments included in your pro forma financial information. For example, based on your description of note (a), it appears that you have combined multiple adjustments into a single pro forma adjustment. Furthermore, it is unclear why there are two adjustments marked with (a) on your pro forma consolidated statement of operations for the year ended December 31, 2011, how each of these adjustments were calculated, and why they are reflected on different line items. As previously requested, please separately quantify each adjustment and ensure that your pro forma footnotes show precisely how you arrived at each adjustment amount with a discussion of any significant assumptions and estimates used to arrive at the adjustment amounts.

Response to Comment 9

The Company has revised the Registration Statement in response to the Staff’s comment. Please see pages 60-67 of Amendment No. 2. The Company notes that it is presenting the TMHC pro forma financial information without giving effect to certain adjustments in connection with the offering and the use of proceeds therefrom (e.g., the redemption of a certain percentage of the outstanding senior notes using the proceeds of the offering) in order to more effectively illustrate for purposes of this filing the effects of the other adjustments being made. The Company will make such adjustments once the relevant information is known.

10.	We note your response to comment 24 in our letter dated December 31, 2012. You indicate that the management fees were paid in connection with services that you expect to provide internally following the consummation of the proposed initial public offering. It appears that you have based this adjustment on your expectation to incur less cost rather than reliable documented evidence. Furthermore, your expectation to incur fewer costs appears to be hypothetical and too uncertain. Please either tell us how you determined that this adjustment is both factually supportable and based upon reliable, documented evidence or revise your pro forma consolidated statement of operations to remove this portion of the adjustment.

Response to Comment 10

The Company respectfully acknowledges the Staff’s comment and hereby advises the Staff that it has removed the adjustment for the management fees. The Company has revised the Registration Statement to disclose the management fee amounts that are recorded in general and administrative expenses in note (a) to the pro forma statement of operations for the nine months ended September 30, 2012 and in note (a) to the pro forma statement of operations for the year ended December 31, 2011 at pages 61 and 64, respectively, of Amendment No. 2.

11.	We note your response to comment 25 in our letter dated December 31, 2012. Based upon your response and your description of adjustment (f), it appears that you intend to combine multiple items into one net pro forma adjustment. In the interest of transparency, please separately quantify each adjustment and ensure that your pro forma footnotes show precisely how you arrived at each adjustment amount with a discussion of any significant assumptions and estimates used to arrive at the adjustment amounts.

Response to Comment 11

The Company has revised the Registration Statement in response to the Staff’s comment. Please see pages 61-67 of Amendment No. 2.

Management’s Discussion and Analysis of Financial Condition and Results…, page 66

12.	We note the new subheading “Strategy,” which was included in response to comment 29 in our letter dated December 31, 2012. While this section provides useful information as to the historical functioning of the Company, much of it is duplicative with the disclosure contained elsewhere in this prospectus. In addition, only the second and final paragraphs under this subheading address prospective developments and strategies. Please revise.

Response to Comment 12

The Company has revised the Registration Statement in response to the Staff’s comment. Please see page 73 of Amendment No. 2.

13.	Please refer to comment 37 in our letter dated December 31, 2012. Please describe the communities that you have left and are entering as part of repositioning your land portfolio, and explain the manner in which the new communities are more desirable. To the extent possible, please quantify the portion of your inventory that is and will be affected by repositioning.

Response to Comment 13

The Company has revised the Registration Statement in response to the Staff’s comment. Please see, among others, pages 73, 88, 96 and 97 of Amendment No. 2. As reflected in the disclosure in Amendment No. 2, in connection with the Company’s usual land inventory management, the Company is involved in repositioning its land portfolio within regions, markets and communities in the ordinary course of its business consistent with the principles discussed in Amendment No. 2. Given the frequency and ordinary course nature of the Company’s land repositioning, the Company believes that it is difficult, if not impossible, to quantify the portion of its inventory that is or will be affected by repositioning at any given time.

Cash and Cash Equivalents, page 100

14.	We note your response to comment 38 in our letter dated December 31, 2012. Your disclosures on page 100 indicate that while you generally have used foreign cash in your Canadian business, you may repatriate such funds to the U.S. in the future. This policy infers that you may not have a plan to permanently reinvest earnings generated by your foreign subsidiaries. Please tell us how your policy as described on page 100 complies with ASC 740-30-25-17. As a related matter, please revise your financial statement footnote disclosure on page F-30 to disclose the amount of foreign earnings generated as of December 31, 2011 for which you have not provided for deferred taxes.

Response to Comment 14

The Company respectfully acknowledges the Staff’s comment and hereby advises the Staff that the current parent company of the Company’s business, TMM Holdings Limited Partnership (“TMM Holdings”), is a partnership that is not subject to U.S. federal or state income tax. TMM Holdings owns 100% of the issued and outstanding shares of Monarch Corporation, the Canadian operating company. Since TMM Holdings is not subject to an entity-level income tax, there is not a U.S. federal or state deferred tax liability to recognize. Taxable income or loss is includable from the taxable income of the partners in TMM Holdings. Hence, the Company has not relied on the exception to the recognition of deferred tax liabilities provided in ASC 740-30-25-17 to avoid the recognition of such deferred tax liabilities.

Operating Cash Flow Activities, page 103

15.	We note your response to comment 42 in our letter dated December 31, 2012. In your discussions of operating cash flows for all periods presented, please expand this disclosure to provide a more robust explanation for the underlying reasons for changes in your working capital components such as inventory and land deposits, receivables, prepaid expenses, other assets, customer deposits and accounts payable and accrued expenses. Your current disclosure does not clearly explain the reasons for the changes and there is minimal discussion of the underlying reasons for changes in other working capital components. Please revise your disclosure accordingly.

Response to Comment 15

The Company respectfully acknowledges the Staff’s comment and has revised the Registration Statement to explain the fluctuations in working capital. Please see page 109 of Amendment No. 2. As reflected in the revised disclosure, the Company experienced the effects of a significant downturn in the homebuilding industry and its sale by its former parent during the periods presented. These conditions created variations in cash flows which the disclosure now addresses.

Critical Accounting Policies, page 108

Real Estate Inventory, page 109

16.	On pages 109 and 110, you disclose that for assets that are currently mothballed, assumptions are based on current development plans and current price, pace and house costs of similar communities. Please disclose what you mean by the term “mothballed” as it relates to your real estate inventory.

Response to Comment 16

The Company has revised the Registration Statement in response to the Staff’s comment. Please see pages 115-116 of Amendment No. 2.

Quantitative and Qualitative Disclosures about Market Risk, page 113

17.	Please refer to comment 47 in our letter dated December 31, 2012. Please note that Item 305(a) of Regulation S-K requires that you state whether your market sensitive instruments were entered into for trading purposes. In addition, Item 305(b) calls for a discussion of how relevant risks are managed. In a similar vein, we note that you do not have a discussion of foreign currency risk as it relates it your Canadian operations.

Response to Comment 17

The Company has revised the Registration Statement in response to the Staff’s comment. Please see pages 119-120 of Amendment No. 2.

18.	Please elaborate as to the “limited circumstances” under which you may have an obligation to prepay your fixed rate debt, referred to in the first paragraph under this heading.

Response to Comment 18

The Company has revised the Registration Statement in response to the Staff’s comment. Please see page 119 of Amendment No. 2.

19.	We note the chart at the bottom of page 113. If this chart is being provided to comply with Item 305(a)(1)(i)(A), please note that Item 305(a)(1)(i)(A)(2) calls for the presentation of data covering the next five years.

Response to Comment 19

The Company has revised the Registration Statement in response to the Staff’s comment. Please see page 120 of Amendment No. 2.

20.	Please advise as to why the table at the bottom of 113 does not indicate any variable interest rate debt under the year 2012, when footnote 2 to that table indicates $50 million of borrowings at a variable interested rate of 3.46% on that date.

Response to Comment 20

The Company has revised the Registration Statement in response to the Staff’s comment. Please see page 120 of Amendment No. 2.

Business, page 119

21.	Please refer to comment 48 in our letter dated December 31, 2012. The revised disclosure on pages 119 to 125 does not appear to address any weaknesses of the Company. Please refer to Item 101(c)(x) of Regulation S-K, and include a discussion of your competitive weaknesses. Similarly, please advise as to how the statements you have included regarding housing downturns reflects on your competitive disadvantages. Even though you indicate in your letter of correspondence that you have provided responsive disclosure in the “Risk Factors” section, please note that the disclosure required by Item 101(c)(x) and Item 503(c) of Regulation S-K are not transposable.

Response to Comment 21

The Company has revised the Registration Statement in response to the Staff’s comment. Please see pages 134 and 145 of Amendment No. 2.

Compensation Discussion and Analysis, page 151

22.	Please explain why the Principal Equityholders approved a compensation structure suitable for a privately-owned company, as stated on page 152, while in anticipation of taking the Company public.

Response to Comment 22

The Company has revised the Registration Statement in response to the Staff’s comment. Please see page 159 of Amendment No. 2.

23.	Please reconcile the statement on page 155 that “specific individual performance goals are not systematically established or measured” with the statement on page 158, relating to the “Business Unit Multiplier,” that specific criteria and corresponding goals are set for each officer.

Response to Comment 23

The Company has revised the Registration Statement in response to the Staff’s comment. Please see page 165 of Amendment No. 2.

24.	Please define the term “North American Scorecard” as used on page 158.

Response to Comment 24

The Company has revised the Registration Statement in response to the Staff’s comment. Please see page 165 of Amendment No. 2.

25.	Please advise as to when the information needed to fill the Actual Attainment column of the table on page 159 of this amendment will be available.

Response to Comment 25

The Company respectfully acknowledges the Staff’s comment and hereby advises the Staff that the incentive cash bonus attainment level is scheduled to be reviewed and approved in late February 2013 and the Company expects it will have the information needed to fill the Actual Attainment columns of the tables on pages 166-167 in its next pre-effective amendment to the Registration Statement.

26.	Please describe the rationale of the Compensation Committee that led to the June 29, 2012 issuance of one-time special equity-based grants of Class M units to each of your named executive officers.

Response to Comment 26

The Company has revised the Registration Statement in response to the Staff’s comment. Please see page 168 of Amendment No. 2.

Director Compensation, page 177

27.	Please note that Item 402(k)(3) of Regulation S-K calls for, among other things, a description of standard compensation arrangements for directors, and whether any director has a different compensation arrangement. Please indicate if the compensation provide for Mr. Lane is representative of what “non-employee” directors who are not Chairman will be provided. In addition, please clarify what the term “non-employee” means, as other than Ms. Palmer, none of the directors are employed by TMHC or its subsidiaries.

Response to Comment 27

The Company has revised the Registration Statement in response to the Staff’s comment. Please see page 183 of Amendment No. 2.

Taylor Morrison Home Corporation Audited Financial Statements, page F-44

28.	We note your response to comment 58 in our letter dated December 31, 2012. So that we may better understand your aggregation of your ten homebuilding operating divisions into three reportable segments, please address the following:

A.	It appears that the financial information included in the analysis you provided as Annex B to your response letter was not prepared on a consistent GAAP basis. There are indications that certain historical periods were prepared using IFRS while other periods were prepared using U.S. GAAP or a combination of the two. Please provide us with an analysis that is prepared on a consistent U.S. GAAP basis and ensure that the totals presented in the analysis are consistent with those presented in your financial statements. For example, we note that total consolidated gross margin and net income for all historical annual periods presented did not agree with the amounts presented in your financial statements.

Response to Comment 28 A.

The Company respectfully acknowledges the Staff’s comment and hereby advises the Staff that Annexes A though C of the materials supplementally provided to the Staff in connection with the Company’s January 15, 2013 response letter presented adjusted operating margin and net income amounts at the operating segment level for the years ended December 31, 2009, 2010 and 2011. Prior to the Company’s acquisition in July 2011 (the “Acquisition”), the Company’s books and records were kept on an IFRS basis. After the Acquisition, the Company recorded the adjustments to maintain its books and records on a U.S. GAAP basis. These adjustments were made at the Region level to arrive at operating margin. The balance of the adjustments were made at the consolidated entity level. The Region level is the same as the Company’s reportable segment level. It was impracticable to adjust the predecessor books and records from IFRS to U.S. GAAP at the individual operating segment level due to the high volume of transactions involved and the detailed transaction level amounts that would have to be allocated to the individual operating segments. The Company also advises the Staff that the individual amounts for the operating segments for these periods that was previously provided has been removed from the updated analysis because those amounts were not determined on a U.S. GAAP basis. The previous amounts were arrived at by allocating the individual Region level U.S. GAAP adjustments to the individual operating segments that comprise each Region. The allocations were performed by Management based on relative sales to approximate the bifurcation of the Region level U.S. GAAP adjustments. These amounts were not intended to be representative of the actual U.S. GAAP results for those operating segments for those periods. Because an allocation based on relative sales cannot approximate the actual U.S. GAAP adjustments at the operating segment level for those periods, the Company did not factor those data points into its final segment aggregation determination. Instead, the Company relied on the forecasted data for the 2012 and 2013 periods which is presented on a consistent U.S. GAAP basis and is representative of management’s expectation of the current and future performance of the operating segments. The Company removed the net income amounts for the predecessor periods because the adjustments to maintain the Company’s books and records on a U.S. GAAP basis were not made at the Region Level below operating margin. These adjustments were impracticable for the same reasons the operating margin adjustments discussed above were not practicable. The removal of segment net income obviates return on assets calculations for these periods, and consequently they have been removed from the analysis. The Company also advises the Staff that the total adjusted operating margin and net income data in Annexes A through C of the materials previously provided are consistent with the amounts presented in the financial statements included in the Registration Statement.

B.	Please provide us with copies of the packages provided to your CDM in connection with any operating and budgeting review meetings held for the annual period ended December 31, 2011 and interim period ended September 30, 2012. These reports should reflect actual results and be at the lowest level of detail provided to the CDM.

Response to Comment 28 B.

The Company respectfully acknowledges the Staff’s comment and has supplementally furnished to the Staff copies of the packages provided to the CDM as Exhibit 2 hereto (the “Supplement”). In accordance with Rule 418 under the U.S. Securities Act of 1933, as amended, the Company requests that the supplemental information be returned to the Company promptly following the completion of the Staff’s review thereof.

C.	Please provide us with a more robust analysis of how each the divisions (operating segments) within your three reportable segments share similar economic characteristics. Please address any apparent differences in economic characteristics and trends amongst each division being aggregated. For example, please address the differences in economics trends such as gross margins between your West Florida and North Florida regions and the other regions in your East reportable segment. We also note that for nearly all divisions for all periods presented in your analysis, return on assets for divisions within each reportable segment vary by five percentage points or more. Based upon the metrics provided, it is unclear how each of your divisions have economically similar return on assets such that they should be aggregated into only three reportable segments. Please explain why each of these differences would not be considered an indication of dissimilarities in the long-term economic characteristics of the divisions, your basis for concluding that each difference is temporary and therefore that it was appropriate to aggregate the divisions into three reportable segments. Refer to ASC 280-10-50-11 through 12.

Response to Comment 28 C.

The Company respectfully acknowledges the Staff’s comment and hereby provides the following information to expand on the information previously provided:

The Company’s CDM has ten direct reports, of which, five represent the business unit leaders for the five reportable segments presented by the Company:

•	Homebuilding – East

•	Homebuilding – West

•	Homebuilding – Canada

•	Land

•	Financial Services

The remaining five CDM direct reports represent corporate general and administrative functions.

For purposes of the balance of this discussion, the Company will focus on its homebuilding operating segments and the Company’s basis for aggregating these operating segments into three reportable segments (East, West and Canada). The Company conducts home building operations via ten divisions (operating segments): West Florida, North Florida, Austin, Houston, Phoenix, Northern California, Southern California, Denver, Low rise Canada and High rise Canada. These ten divisions are managed within a region structure: East (West Florida, North Florida, Austin and Houston), West (Phoenix, Northern California, Southern California and Denver) and Canada (Low rise and High rise). The Company’s organizational chart (Annex D of the Supplement) and internal reporting hierarchies (as evidenced by the CDM materials provided in Exhibit 2) mirror this structure. The CDM allocates capital to its homebuilding operations at the region level (East, West and Canada). The capital allocation process is part of the Company’s annual budget process. The management of each region then determines how to further allocate resources within the divisions that comprise that region. ASU 280-10-50 -11 states that:

Two or more operating segments may be aggregated into a single operating segment under certain conditions. Operating segments often exhibit similar long-term financial performance if they have similar economic characteristics. For example, similar long-term average gross margins would be expected if their economic characteristics were similar.

East Region

The Company aggregated North Florida, West Florida, Houston and Austin into the East Region because the nature of the products and services, the production method, class of customer and method to distribute their products was similar. Additionally, the Company believes that these four divisions share similar economic characteristics embodied in their long-term operating margins and the Company’s expectations for the future performance of these divisions. Due to the inability to determine operating margin at the division level for predecessor periods, the Company relied on projections of the 2012 operating margins (based upon the September 30, 2012 amounts included in the Registration Statement) and 2013 operating margins (as detailed on Annex E of the Supplement). Based on the average of these two sets of data points, the average operating margin for the divisions aggregated into the East Region is 22.4%, with a high of 24.5%, a low of 19.5% and no division varying from the average by more than 290 basis points. The North Florida operating segment is the operating segment with the largest variation from the region averages. This operating segment is experiencing lower operating margins during this period due to the planned closeout of communities that had been impacted by the recent housing market downturn. As this segment continues to invest in land situated in established communities and open new communities, its margins are expected to move closer to the region average, which is why the Company views any operating margin variance as temporary. The North Florida operating segment’s operations, product offerings and class of customers are aligned with the other operating segments that comprise the East Region.

The Company also compared the five-year average for the East Region using aggregate East Region operating margins for the years ended December 31, 2009 and 2010 (Predecessor), the year ended December 31, 2011 (Predecessor/Successor) and forecasted years ending December 31, 2012 and 2013 (Successor) (as detailed in Annex E of the Supplement). This aggregate five-year operating margin for the East Region is 21.5%, which is within 90 basis points of the 2012 and 2013 detail operating margin averages discussed above. The Company believes that this close correlation supports the current aggregation.

Management also performed an analysis of return on assets as a secondary method to corroborate the operating margin analysis described above. The Company reviewed the return on assets for these divisions in the same fashion (as detailed in Annex F of the Supplement), with an average return on assets of 13.0%, a high of 16.2%, a low of 7.9% and no division other than West Florida varying from the average by more than 320 basis points. While there is more variability in this measure than in gross margin, the Company believes that the divisions correlate closely enough to meet the similar economic characteristics criteria. The West Florida operating segment varies 510 basis points from the region averages. This operating segment is experiencing lower return on assets during this period because this operating segment has several long-term strategic assets in its real estate portfolio due to the recent market downturn. These assets are real estate holdings that the Company does not plan on developing in the near term and do not produce income; therefore, they will adversely impact the operating segment’s return on net assets. The Company believes that the return on assets variance in the North Florida operating segment will diminish over time as the long-term strategic assets are developed. A commonality within the Company’s Florida operations as a result of the market downturn, are the high number of active communities that have longer life cycles, which can produce a lower return on assets. The measure that has the least variability, operating margin, is the Company’s primary metric in reviewing the aggregation of operating segments and is the measure presented by the Company in its segment disclosures.

The Company did not include aggregate return on net assets averages for the years ended December 31, 2009 and 2010 because the amount of impairments recorded in those years are not indicative of the current and future prospects of the operating segments that comprise the East Region. The Company recorded an aggregate of $82.3 million in impairment charges in the predecessor periods. Similarly, the aggregate return on assets average for the year ended December 31, 2011 was not included because of the impact the accounting for the Acquisition had on the assets and liabilities of the Company.

West Region

The Company aggregated Phoenix, Northern California, Southern California, and Denver into the West Region because the nature of the products and services, the production method, class of customer and method to distribute their products was similar. Additionally, the Company believes that these four divisions share similar economic characteristics embodied in their long-term operating margins and the Company’s expectations for the future performance of these divisions. Due to the inability to determine operating margin at the division level for predecessor periods, the Company relied on projections of the 2012 operating margins (based upon the September 30, 2012 amounts included in the Registration Statement) and 2013 operating margins (as detailed in Annex E of the Supplement). Based on the average of these two sets of data points, the average operating margin for the divisions aggregated into the West Region is 20.2%, with a high of 21.3%, a low of 19.3% and no division varying from the average by more than 110 basis points.

The Company also compared the five-year average for the West Region using aggregate West Region operating margins for the years ended December 31, 2009 and 2010 (Predecessor), the year ended December 31, 2011 (Predecessor/Successor) and forecasted years ending December 31, 2012 and 2013 (Successor) (as detailed on Annex E of the Supplement). This aggregate five-year operating margin for the West Region is 20.7%, which is within 50 basis points of the 2012 and 2013 detail operating margin averages discussed above. The Company believes that this close correlation supports the current aggregation.

Management also performed an analysis of return on assets as a secondary method to corroborate the operating margin analysis described above. The Company reviewed the return on assets for these divisions in the same fashion (as detailed in Annex F of the Supplement), with an average return on assets of 10.7%, a high of 13.7%, a low of 8.9% and no division varying the average by more than 300 basis points. While there is more variability in this measure than in gross margin, the Company believes that the divisions correlate closely enough to meet the similar economic characteristics criteria. The Denver operating segment is the operating segment with the largest variation from the region averages. The current scope of the Company’s Denver operating segment causes it to exhibit the market characteristics of a small boutique builder. As the Denver operating segment represents only slightly more than 2% of the Company’s assets, it is not meaningful to the Company’s overall operations. The Company believes that the close correlation of the Denver operating margin to the other operating segments in the West Region supports maintaining the Denver operating segment within the West Region. The measure that has the least variability, operating margin, is the Company’s primary metric in reviewing the aggregation of operating segments and is the measure presented by the Company in its segment disclosures.

The Company did not include aggregate return on net assets averages for the year ended December 31, 2009 and 2010 because the amount of impairments recorded in those years are not indicative of the current and future prospects of the operating segments that comprise the West Region. The Company recorded an aggregate of $82.3 million in impairment charges in the predecessor periods. Similarly, the aggregate return on assets average for the year ended December 31, 2011 was not included because of the impact the accounting for the Acquisition had on the assets and liabilities of the Company.

Canada

The Company aggregated low rise Canada and high rise Canada into the Canada Region because the nature of the products and services, the production method, class of customer and method to distribute their products was similar. Additionally, the Company believes that these two divisions share similar economic characteristics embodied in their long-term operating margins and the Company’s expectations for the future performance of these divisions. Due to the inability to determine operating margin at the division level for predecessor periods, the Company relied on projections of the 2012 operating margins

(based upon the September 30, 2012 amounts included in the Registration Statement) and 2013 operating margins (as detailed on Annex E of the Supplement). Based on the average of these two sets of data points, the average operating margin for the divisions aggregated into the Canada Region varied by 320 basis points. The Company believes this close correlation supports the current aggregation.

The Company also compared the five-year average for the Canada Region using aggregate Canada Region operating margins for the years ended December 31, 2009 and 2010 (Predecessor), the year ended December 31, 2011 (Predecessor/Successor) and forecasted years ending December 31, 2012 and 2013 (Successor) (as detailed on Annex E of the Supplement). This aggregate five-year operating margin for the Canada Region is 25.4%, which is within 220 basis points of the 2012 and 2013 detail operating margin averages discussed above. The Company believes that this close correlation supports the current aggregation.

Management also performed an analysis of return on assets as a secondary method to corroborate the operating margin analysis described above. The Company reviewed the return on assets for these divisions in the same fashion (as detailed in Annex F of the Supplement) with the average return on assets between the two operating segments varying by 190 basis points. The Company believes this close correlation supports the current aggregation.

The aggregate average for the year ended December 31, 2011 was not included because of the impact the accounting for the Acquisition had on the assets and liabilities of the Company are not indicative of the current and future prospects of the operating segments that comprise the Canada Region.

Summary

The Company notes the Staff’s comments regarding variability among the divisions that compose its three reportable segments based on the margin or return on assets percentages for a single fiscal period. ASU 280-10-50-11 specifically speaks to long-term averages and therefore necessitates analyses that look to more than one fiscal period. The Company believes ASU 280-10-55-36 is applicable to these circumstances, as it states, in relevant part:

Therefore, the similarity of economic characteristics should be evaluated based on future prospects and not necessarily on the current indicators only.

The Company based its conclusions regarding aggregation on a combination of the current indicators and future prospects for its divisions. The Company believes that considering the current and future prospects of its operating segments when reviewing the aggregation criteria is more relevant than purely historical criteria because of the change in basis of accounting that resulted from the July 2011 Acquisition and because of the unusual state of the housing market during the recent downturn. Additionally, the Company believes that the current aggregation is consistent with ASU 280-10-55-7C, which states, in relevant part:

Aggregation of segments should be consistent with the objective and basic principles of this Subtopic – to provide information about the different types of business activities in which a public entity engages and the different economic environments in which it operates in order to help users of financial statements better understand the public entity’s performance, better assess its prospects for future net cash flows, and make more informed judgments about the public entity as a whole.

As the Company’s current presentation mirrors the Company’s organizational chart and reporting hierarchy, the Company’s segment data as presented allows users of the Company’s financial statements to review the Company through the same lens as the Company’s CDM.

All of the Company’s operating segments are disclosed in the three reportable segments presented (East, West and Canada); consequently there are no operating segments subject to the ASU 280-10-50-12 quantitative thresholds.

Taylor Morrison Home Corporation Audited Financial Statements, page F-44

29.	We note your response to comment 64 in our letter dated December 31, 2012. Please provide additional analysis supporting your view that the aggregate return and IRR thresholds that would trigger payouts of the Class J Units are not material.

Response to Comment 29

The Company respectfully acknowledges the Staff’s comment and hereby advises the Staff that following the Reorganization Transactions, all of the limited partnership interests of TMM will be owned by New TMM following the Reorganization Transactions (and this offering). As such, all distributions by TMM will be made to New TMM. In addition, the Company notes that there have been no distributions to the holders of any class of limited partnership units of TMM (including the Class J Units) to date, and that no such distributions are contemplated prior to completion of the Reorganization Transactions (and completion of this offering). The Company therefore respectfully submits that the terms of the classes of limited partnership units of TMM are immaterial to an investor in shares of Class A Common Stock of the Company.

Following the Reorganization Transactions, the limited partners of New TMM (including TMHC) will hold only common partnership units of New TMM. The

Company has disclosed the material terms of the common partnership units of New TMM in the Registration Statement and will file an unredacted copy of the amended and restated agreement of limited partnership of New TMM as an exhibit to the Registration Statement. While JH will continue to hold Class J Unit equivalents in the TPG holding limited partnership (which is referred to in the Registration Statement as the TPG holding vehicle) and Oaktree holding limited partnership (which is referred to in the in the Registration Statement as the Oaktree holding vehicle), the terms of these units will not affect the terms of any common partnership units of New TMM or the terms of any shares of Class A common stock of the Company. Such terms will affect only the terms of the other limited partnership units in the TPG and Oaktree holding vehicles.

The Company therefore respectfully submit that the aggregate return and IRR thresholds that would trigger payouts of the Class J Units are immaterial to investors in shares of Class A common stock of the Company.

Financial Statements – General

30.	Please address the above comments in your interim financial statements as well, as applicable.

Response to Comment 30

The Company respectfully acknowledges the Staff’s comment and hereby advises the Staff that, as no changes were reflected in the audited financial statements in response to the comments above, the Company has not made any further changes to the interim financial statements.

*    *    *    *

If you have any questions concerning the above responses, please do not hesitate to contact either the undersigned at (212) 373-3025, Lawrence G. Wee at (212) 373-3052 or Benjamin A. Aronovitch at (212) 373-3575.

Sincerely,

/s/ John C. Kennedy John C. Kennedy, Esq.

cc:	Darrell C. Sherman, Esq.

Taylor Morrison Home Corporation

William J. Whelan III, Esq.

Cravath, Swaine & Moore LLP

Julie H. Jones, Esq.

Ropes & Gray LLP